Exhibit 99.1

ARBE ROBOTICS LTD

107 HaHashmonaim St., Tel Aviv-Yafo, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Arbe Shareholders:

We cordially invite you to attend our 2025 Annual General Meeting of Shareholders of Arbe Robotics Ltd., or the Company, to be held at 16:00 (Israel time), which is 9:00 AM Eastern Daylight Time, on Wednesday, September 17, 2025. The meeting will solely be held virtually via videoconference at https://www.cstproxy.com/arberobotics/2025, and without physical presence of shareholders or their representatives. You can attend the Meeting as a guest or by entering your 12-digit control number as set forth in your proxy card, in order to submit questions and vote online.

It is proposed that at the meeting, the shareholders adopt resolutions for the following purposes:

1.	Election of Class I Directors: Election of each of Dr. Noam Arkind and Mr. Chris Van Dan Elzen as Class I directors of the Company, to serve approximately three years until the Company’s annual general meeting of shareholders to be held in 2028 and until their respective successors are duly elected, and the approval the compensation terms of Mr. Chris Van Dan Elzen.
2.	Executives Directors' Compensation: Approval of a special one-time grant to each of (a) Mr. Kobi Marenko, the Company’s Chief Executive Officer and a member of the Board, and (b) Dr. Noam Arkind, the Company’s Chief Technology Officer and a member of the Board, comprising of equity-based award and cash bonus, with both components subject to continued service of the Company, to be vested on April 1, 2026.
3.	Non-Executive Directors' Compensation: Approval of an equity-based award to each of (a) Dr. Boaz Schwartz, a member of the Board, and (b) Thilo Koslowski, a member of the Board.
4.	Re-appointment of Independent Auditors: Approval of the re-appointment of Somekh Chaikin, a registered public accounting firm, a member firm of KPMG International, as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and until the Company’s 2026 annual general meeting of shareholders, and to authorize the Audit Committee and/or Board to fix such accounting firm’s annual compensation.
5.	Registered Share Capital Increase: To approve an increase of the Company's registered (authorized) share capital by an additional NIS 7,560, which consists of 35,000,000 ordinary shares par value NIS 0.000216 each, to a total of 200,000,000 ordinary shares.

Members of the Company’s management will be available at the meeting to discuss the Company’s audited financial statements for the year ended December 31, 2024.

The Board recommends that you vote in favor of each of the proposals, which will be more fully described in the Company’s proxy statement, to be filed prior to the meeting.

We know of no matters to be submitted at the meeting other than as specified herein.

The record date for the meeting is August 15, 2025. Only shareholders of record at the close of business on that date are entitled to notice of and to vote at the meeting or any adjournments, postponements, or continuations thereof.

Information as to attendance at the meeting and the voting procedures will be set forth in the Company’s proxy statement, which, together with the proxy card, will be made available to shareholders and posted on the Company’s website in advance of the meeting and through its public filings. To assure your representation at the Meeting, please vote your proxy via the internet, by email, or by completing, dating, signing and returning the enclosed proxy.

Thank you for your ongoing support of, and continued interest in Arbe.

Sincerely,

Yair Shamir

Chairman of the Board

Kobi Marenko

Chief Executive Officer

August 10, 2025